

March 17, 2011

Tom L. Ward
Chairman, Chief Executive Officer and President
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

> **Re: SandRidge Mississippian Trust I**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 4, 2011**
> **File No. 333-171551**
>
> **SandRidge Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed March 4, 2011**
> **File No. 333-171551-01**
>
> **SandRidge Energy, Inc.**
> **Annual Report on Form 10-K**
> **Filed March 1, 2010**
> **File No. 001-33784**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2010**
> **File No. 001-33784**

Dear Mr. Ward:

We have reviewed your amended registration statement and response letter filed March 4, 2011 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statements on Form S-1 and Form S-3

1. We have considered your response to our prior comment five of our letter of February 24, 2011, and do not concur. It is the staff's view that the results of your drilling activity or well performance should be addressed in the Discussion and Analysis of Historical

Results from the Producing Wells section, regardless of the disclosure in the Risk Factor section. We repeat our prior comment.

2. Regarding your response to our prior comment six, nonetheless the last sentence in the second paragraph under Technologies seems to say the same thing. Again, the data that you supplied to us supplementally does not support the statement that consistent reservoir characteristics correlate with consistent well performance data. Please revise your document to not imply or state this.

Exhibit 8.1

3. Please have counsel revise its opinion to consent to the use of its name in the prospectus.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with any questions about the engineering comments. Please contact Chambre Malone at (202) 551-3262 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: David H. Engvall, Esq. (*via facsimile at* (202) 778-5307)
Covington & Burling LLP
1201 Pennsylvania Avenue, N.W.
Washington, DC 20004